

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2022

Richard J. Brezski
Chief Financial Officer
InterDigital, Inc.
200 Bellevue Parkway, Suite 300
Wilmington, DE 19809

> **Re: InterDigital, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **File No. 001-33579**

Dear Richard J. Brezski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies and New Accounting Guidance
Compensation Programs, page 65

1. Please tell us how you considered the guidance in SAB Topic No. 14.D.2 Question 6 in your determination to use the simplified method rather than historical exercise data to estimate the expected term of stock options. In addition, please tell us what consideration you gave to enhancing your footnote to disclose why the simplified method was used.

Richard J. Brezski
InterDigital, Inc.
July 20, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction